UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 09 November 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no:
1950/038232/06
Harmony Gold Mining Company
Limited (Harmony), a world-class
gold mining and exploration
company, has operations and assets
in South Africa and Papua New
Guinea. Harmony, which has more
than 60 years’ experience in the
industry, is the third largest gold
producer in South Africa. Our assets
include 9 underground mines and 1
open pit operation and several
surface sources in South Africa. Our
assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in
a joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock
exchange listing is on the JSE with a
secondary listing on the New York
Stock Exchange. The bulk of our
shareholders are in South Africa and
the United States. Additional
Harmony hosts visitors at its Kusasalethu mine
Johannesburg: Monday, 9 November 2015. Harmony Gold Mining Company
Limited (Harmony) is hosting visitors for an underground visit at its Kusasalethu mine near Carletonville today.
The presentation which will be shared is available on the Harmony website at
https://www.harmony.co.za/investors/news-and-events/presentations-2/presentations-
2015.
end

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 09, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director